# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASPEN AEROGELS, INC., CIK 0001145986
CUSIP: 04523Y105
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 30 Forbes Road, Building B, Northborough, Massachusetts (MA), 01532
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-23-001401
Filed by CIK 0001550660

## Reporting persons
- Oaktop Capital Management II, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,394,525; shared voting power 0; sole dispositive power 4,394,525; shared dispositive power 0; aggregate amount beneficially owned 4,394,525 (5.35% of the class)

## Item 1. Issuer
Name of issuer: ASPEN AEROGELS, INC.
Address of issuer's principal executive offices: 30 Forbes Road, Building B, Northborough, MA 01532

## Item 2. Person Filing
Name of person filing: Oaktop Capital Management II, L.P.
Address of principal business office or, if none, residence: One Main Street, Suite 202 Chatham, NJ 07928
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4394525
Percent of class: 5.35%
Sole power to vote or to direct the vote: 4394525
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4394525
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oaktop Capital Management II, L.P.: Robert F. Moriarty, Robert F. Moriarty / Principal (05/15/2025)